Exhibit 99.(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 27 to Registration Statement No. 33-33530 on Form N-1A of our report dated December 28, 2009, relating to the financial statements and financial highlights of Morgan Stanley European Equity Fund Inc. (the “Fund”) appearing in the Annual Report on Form N-CSR of the Fund for the year ended October 31, 2009, and to the references to us on the cover page of the Statement of Additional Information and under the captions “Financial Highlights” in the Prospectus and “Other Service Providers - Custodian and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

New York, New York

February 25, 2010